United States
Securities and Exchange Commission
Washington, D.C.   20549

Form 12b-25

Notification of Late Filing

(Check one):
  [ ]Form 10-K   [ ]Form 20-F   [ ]Form 11-K
  [ ]Form 10-Q   [X]Form N-SAR  [ ]Form N-CSR

For the Period Ended: September 30, 2004

     [ ]Transition Report on Form 10-K
     [ ]Transition Report on Form 20-F
     [ ]Transition Report on Form 11-K
     [ ]Transition Report on Form 10-Q
     [ ]Transition Report on Form N-SAR

     For the Transition Period Ended:_________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_________________________________________________________________________


Part I - Registrant Information

Full Name of Registrant
      Quaker Investment Trust

Former Name if Applicable
      ______________________________________________

Address of Principal Executive Office (Street & Number)
      309 Technology Drive
      Malvern, PA 19355





Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

    (a) the reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report transition report on form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is unable to file its Semi-Annual Report on Form N-SAR for the period ended December 31, 2006 without unreasonable effort or expense because certain information needs to be confirmed and clarified prior to its inclusion in the Semi-Annual Report.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification
    Jeffrey H. King, Sr.    (610) 455-2299

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer no, identify report(s).
                                              [X]Yes  [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                              [ ]Yes  [X]No
    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



Quaker Investment Trust
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 1, 2007                By: /s/ Jeffrey H. King, Sr.
                                                        Treasurer